Exhibit 99.1

PRESS RELEASE	AUGUST 17, 2010

AEGON concludes approval process with European Commission

•	Total premium on repayment of EUR 2 billion remainder state support reduced to 40%

•	AEGON repays EUR 0.5 billion this month

•	Repayment of remaining EUR 1.5 billion by end of June 2011, market conditions permitting

•	European Commission expected to impose behavioral constraints only until full repayment

•	AEGON not to pursue acquisitions except for Spanish market

•	Price–leadership restrictions in limited segments of the Dutch market

•	No dividends on common shares

AEGON today expects to receive final approval from the European Commission regarding the EUR 3 billion of capital support the company obtained from the Dutch State in December 2008. As part of the process to conclude the Commission’s review, AEGON has agreed with the Dutch Ministry of Finance to amend the terms and conditions of full repayment of the remaining EUR 2 billion. In doing so, the total premium payable on the remaining EUR 2 billion will be reduced to 40% instead of the originally agreed 50%. AEGON completed early repayment of EUR 1 billion to the Dutch State late last year.

Alex Wynaendts, CEO, said: “We are pleased to have concluded this process with the European Commission, which is expected to approve the capital support. As part of the agreement with the European Commission, AEGON will complete full repayment of the remaining EUR 2 billion by the end of June 2011 market conditions permitting and as a further step we will repay EUR 500 million this month. Going forward, we will continue to pursue our actions to ensure continued financial strength, greater cost and operational efficiencies and an improved risk profile.”

Since June 2008, AEGON has taken a number of actions across its businesses in the Americas, Europe and Asia to strengthen its capital position, reduce its exposure to financial market risks, lower costs and improve operational efficiencies. AEGON will continue to run-off the institutional spread-based balances and de-emphasize fixed annuities in the United States, resulting in a USD 25 billion reduction of AEGON USA’s general account from 2007 to the end of 2012. As previously announced, AEGON will increase the equity hedge on the variable annuity back-book in the US. AEGON will also implement measures to further improve the quality of the capital base increasing the proportion of core capital to at least 75% by the end of 2012. These actions have been included in the plan submitted to the European Commission.

Repayment of capital support

AEGON will repay EUR 500 million of the remaining amount owed to the Dutch State before the end of this month at a premium of 10.3% plus accrued interest of EUR 11 million. The repayment will be made from excess capital which has been upstreamed from operating companies during the third quarter and has been approved by the Dutch Central Bank. AEGON has agreed to repay the remaining EUR 1.5 billion at 150% before the end of June 2011, without accrued interest. However, it has been agreed that accelerated repayment of EUR 1.5 billion will be contingent upon AEGON’s ability to upstream cash generated by its businesses and utilize existing excess capital, the progress of disposals, as well as market conditions. In addition, AEGON maintains its right to convert the convertible core capital securities into common shares as of December 1, 2011. Any repayment has to be approved by the Dutch Central Bank.

Temporary behavioral constraints

The European Commission recognizes AEGON’s execution of its strategy as contributing to its financial strength and long-term viability. However, the Commission requires that AEGON not pursue acquisitions, with the exception of allowing for investments in existing bancassurance partnerships in Spain, provided that AEGON does not increase its overall market share in the Spanish market.

The Commission further requires that AEGON not pursue a top-three price leadership position in its residential mortgage and internet savings businesses in the Netherlands. AEGON has also agreed to request Standard & Poor’s to no longer publish its ‘AA-’insurance financial strength rating on AEGON Levensverzekering N.V. in the Netherlands. This measure aims to eliminate a perceived competitive advantage in segments of the Dutch pension market. AEGON does not expect that these measures will materially impact its ability to grow its business in the Dutch market profitably.

All temporary behavioral constraints, including the Commission’s requirement that AEGON not pay dividends on common shares, will remain in place until the company completes full repayment to the Dutch State.

Note: The amended agreement with the Dutch Ministry of Finance will be posted on AEGON’s website after the final decision of the European Commission is made public (www.aegon.com).

ADDITIONAL INFORMATION

The Hague, August 17, 2010

Media conference call

08:15 CET

Audio webcast on www.aegon.com

Analyst & investor conference call

09:15 CET

Audio webcast on www.aegon.com

Call-in numbers (listen only):

Netherlands	+31 207 96 5332
United Kingdom	+ 44 208 515 2302
United States	+ 1-480-629-9822

Replay

A replay of the conference call will be available 2 hours after the conference call on www.aegon.com and on the following phone numbers:

UK +44 207 154 2833	Access Code: 4344755#
US +1 303 590 3030	Access Code: 4344755#

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman
Key figures - EUR	Second quarter 2010	Full year 2009	+31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Underlying earnings before tax	522 million	1.2 billion
New life sales	590 million	2.1 billion
Gross deposits (excl. run-off)	7.6 billion	28 billion
Revenue generating investments (end of period)	409 billion	363 billion